Exhibit 99.3

Consolidated Financial Statements

Transition Therapeutics Inc.
For the three and nine-month periods ended March 31, 2011
(Unaudited)

Transition Therapeutics Inc.
CONSOLIDATED BALANCE SHEETS
(in Canadian dollars)
	March 31,	June 30,
	2011	2010
	$	$
ASSETS
Current
Cash and cash equivalents [note 5]	18,711,565	16,570,033
Short term investments [note 5]	7,931,099	10,507,822
Due from Eli Lilly and Company [note 4]	-	52,815
GST and other receivables	150,127	72,686
Investment tax credits receivable	391,631	206,313
Prepaid expenses and deposits	409,818	549,218
Total current assets	27,594,240	27,958,887
Property and equipment, net	429,129	605,637
Intangible assets [note 6]	19,492,910	21,095,002
Total assets	47,516,279	49,659,526
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	1,411,452	1,236,470
Due to Elan Pharma International Limited [note 3]	-	853,933
Total current liabilities	1,411,452	2,090,403
Deferred revenue [note 3]	-	20,719,750
Leasehold inducement	48,586	57,160
Total liabilities	1,460,038	22,867,313
Commitments [note 9]
Shareholders' equity
Common shares	160,498,537	160,498,537
Contributed surplus	11,753,416	4,800,368
Stock options	2,726,053	7,337,480
Deficit	(128,921,765)	(145,844,172)
Total shareholders' equity	46,056,241	26,792,213
	47,516,279	49,659,526

See accompanying notes

On behalf of the Board:

	/s/ Tony Cruz	/s/ Christopher Henley
	Tony Cruz	Christopher Henley
	Director	Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS)
 (in Canadian dollars)

	Nine-month	Nine-month	Three-month	Three-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2011	2010	2011	2010
	$	$	$	$
REVENUES
Licensing fees [notes 3 and 4]	29,671,150	3,835,485	-	2,543,221
	29,671,150	3,835,485	-	2,543,221
EXPENSES
Research and development	5,725,169	9,994,181	1,209,130	3,371,160
General and administrative	5,085,302	4,482,640	1,093,224	1,455,087
Amortization	1,670,019	2,058,125	455,998	669,806
Impairment of intangible assets [note 6]	-	1,124,945	-	-
Foreign exchange loss	343,588	1,069,735	257,454	150,569
Loss (gain) on disposal of property and
equipment	68,854	(5,489)	68,854	177
	12,892,932	18,724,137	3,084,660	5,646,799
Income (loss) before the following:	16,778,218	(14,888,652)	(3,084,660)	(3,103,578)
Interest income, net	144,189	156,294	52,430	40,308
Net income (loss) and comprehensive
income (loss) for the period	16,922,407	(14,732,358)	(3,032,230)	(3,063,270)
Basic and diluted net income (loss)
per common share [note 7[b]]	0.73	(0.64)	(0.13)	(0.13)
See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the nine-month period ended March 31, 2011 and year ended June 30, 2010
(in Canadian dollars)
						Total
	Number of	Share	Contributed	Stock		Shareholders'
	Common Shares	Capital	Surplus	Options	Deficit	Equity
	#	$	$	$	$	$

Balance, June 30, 2009	23,215,160	160,471,098	4,640,163	5,325,644	(126,535,262)	43,901,643
Stock options exercised, expired or cancelled	2,439	27,439	160,205	(171,619)	-	16,025
Stock-based compensation expense [note 7[c]]	-	-	-	2,183,455	-	2,183,455
Net loss and comprehensive loss for the year
ended June 30, 2010	-	-	-	-	(19,308,910)	(19,308,910)
Balance, June 30, 2010	23,217,599	160,498,537	4,800,368	7,337,480	(145,844,172)	26,792,213
Stock options exercised, expired or cancelled [note 7[c]]	-	-	5,562,531	(5,562,531)	-	-
Stock-based compensation expense [note 7[c]]	-	-	1,390,517	951,104	-	2,341,621
Net and comprehensive income for the
nine-month period ended March 31, 2011	-	-	-	-	16,922,407	16,922,407
Balance, March 31, 2011	23,217,599	160,498,537	11,753,416	2,726,053	(128,921,765)	46,056,241

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Canadian dollars)
	Nine-month	Nine-month	Three-month	Three-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2011 $	2010 $	2011 $	2010 $
OPERATING ACTIVITIES
Net income (loss) for the period	16,922,407	(14,732,358)	(3,032,230)	(3,063,270)
Add (deduct) items not involving cash:
Amortization of:
property and equipment	76,502	131,471	9,033	41,733
intangible assets	1,602,092	1,935,228	449,824	630,930
leasehold inducement	(8,574)	(8,574)	(2,858)	(2,858)
Impairment of intangible assets [note 6]	-	1,124,945	-	-
Stock-based compensation expense [note 7[c]]	2,341,621	1,650,270	118,235	531,172
Loss (gain) on disposal of property and equipment	68,854	(5,489)	68,854	177
Unrealized foreign exchange loss	133,641	264,174	133,641	140,891
Accrued interest on short term investments	(23,259)	(32,885)	(23,259)	3,497
Deferred revenue recognized	(20,719,750)	(3,835,485)	-	(2,543,221)
Provision for lease termination	-	(109,825)	-	-
Net change in operating assets and liabilities [note 8]	(749,495)	(125,747)	7,923,009	305,843
Cash provided by (used in) operating activities	(355,961)	(13,744,275)	5,644,249	(3,955,106)
INVESTING ACTIVITIES
Maturity of short-term investments	53,667,976	65,293,580	12,612,101	17,432,640
Purchase of short-term investments	(50,978,657)	(53,860,488)	(15,499,742)	(18,910,197)
Purchase of property and equipment	(10,833)	(14,848)	(2,603)	(4,513)
Purchase of intangible assets [note 4]	-	(1,055,900)	-	(1,055,900)
Proceeds on disposal of property and equipment	41,985	24,800	41,985	(177)
Cash provided by (used in) investing activities	2,720,471	10,387,144	(2,848,259)	(2,538,147)
FINANCING ACTIVITIES
Proceeds from issuance of common
shares, net	-	16,025	-	-
Cash provided by financing activities	-	16,025	-	-
Impact of foreign exchange on cash and cash
equivalents	(222,978)	(97,176)	(146,477)	(23,238)
Net increase (decrease) in cash and
cash equivalents during
the periood	2,141,532	(3,438,282)	2,649,513	(6,516,491)
Cash and cash equivalents, beginning
of period	16,570,033	14,479,987	16,062,052	17,558,196
Cash and cash equivalents, end
of period [note 5]	18,711,565	11,041,705	18,711,565	11,041,705

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario).  The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets.  The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations.  The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations.  It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the June 30, 2010 annual consolidated financial statements.  These unaudited interim consolidated financial statements have been prepared using the same accounting principles used in the annual audited consolidated financial statements for the year ended June 30, 2010. A reconciliation of the consolidated financial statements to generally accepted accounting principles applied in the United States is contained in note 13.

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. [“Waratah”] and Transition Therapeutics (USA) Inc.

All material intercompany transactions and balances have been eliminated on consolidation.

2.	RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”.  The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”.  These changes are effective for business combinations occurring on or after January 1, 2011, and will only be applicable in the event that the Company has a business combination.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”.  These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

CICA EIC 175, Multiple-Deliverable Revenue Arrangements

This pronouncement provides an alternative method for determining the selling price of deliverables.  This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures.  EIC 175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011 and early adoption is permitted.  The Company is evaluating the effects of adopting this new standard.

3.	GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (“Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103).  Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.  The Company has recorded $8,951,400 (US$9,000,000) as revenue during the three-month period ended December 31, 2010. The payment of US$9 million was received in January, 2011.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.  In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005 (AZD-103).  Accordingly, during the three-month period ended December 31, 2010, the Company has recognized the previously deferred amount of $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

During the three-month period ending March 31, 2011, the Company paid Elan $272,143 which represented the Company’s final payment of their share of costs incurred relating to the Phase II clinical trial and open label extension study.  The Company has no further funding obligations to Elan for the development of ELND005 (AZD-103).

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

4.	LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

(a)
On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes.  Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date.  Lilly will retain this option up until the end of Phase II.  If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized.  If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

(b)
On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition's gastrin based therapies, including the lead compound TT-223.  Under the terms of the agreement, during the fourth quarter of fiscal 2008, Transition received a US$7 million up-front payment, which was initially recorded as deferred revenue and has been recognized as revenue on a systematic basis as the profitability of the collaboration arrangement was reasonably estimated.  The Company recognized $2,543,221 and $3,835,485 of the deferred revenue as revenue during the three and nine-month periods ended March 31, 2010.  Costs incurred in respect of this agreement during the comparative three and nine-month periods ended March 31, 2010 were $562,238 and $1,177,086 which were recorded in research and development in the consolidated statements of loss and comprehensive loss.

On September 17, 2010, the Company announced that a clinical study of gastrin analogue TT-223 in combination with a Lilly proprietary GLP-1 analogue in patients with type 2 diabetes did not meet its efficacy endpoints.  Given these findings, there will be no further development of TT-223.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

5.	CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term investments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase.  The weighted average rate of return on these funds at March 31, 2011 was 0.6% [June 30, 2010 – 0.4%].

Short term investments consist of bankers’ acceptances and medium term note debentures totaling $7,931,099 at March 31, 2011,  [June 30, 2010 – $10,507,822] with an effective interest rates between 0.12% and 1.25% and maturity dates between  May 19, 2011 and November 18, 2011.

Cash and cash equivalents consist of the following:
	March 31,	June 30,
	2011	2010
	$	$
Cash	12,285,568	11,505,222
Cash equivalents	6,425,997	5,064,811
	18,711,565	16,570,033

6.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	March 31, 2011
				Net
			Accumulated	book
	Cost		amortization	value
	$		$	$
Technology and patents acquired
from Protana		4,412,594	4,412,594	-
Technology, products and patents
acquired from ENI		16,135,399	5,854,387	10,281,012
Patent portfolio		386,000	381,000	5,000
Compounds acquired from NeuroMedix		11,085,259	2,876,625	8,208,634
License acquired from Lilly (note 4)		1,055,900	57,636	998,264
		33,075,152	13,582,242	19,492,910

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

			June 30, 2010
				Net
			Accumulated	book
	Cost		amortization	value
	$		$	$
Technology acquired on acquisition of Waratah		39,799,917	39,799,917	-
Technology and patents acquired
from Protana		4,412,594	4,159,981	252,613
Technology, products and patents
acquired from ENI		16,135,399	5,113,776	11,021,623
Patent portfolio		386,000	366,000	20,000
Compounds acquired from NeuroMedix		11,085,259	2,322,354	8,762,905
Compounds, technology and patents acquired
from Forbes		1,131,280	1,131,280	-
License acquired from Lilly (note 4)		1,055,900	18,039	1,037,861
		74,006,349	52,911,347	21,095,002
The amortization to be taken on intangible assets by fiscal year is as follows:
				$
2011 (balance of the fiscal year)				449,818
2012				1,779,296
2013				1,779,296
2014				1,779,296
2015				1,779,296
Thereafter				11,925,908
				19,492,910

The amortization of all intangible assets relates to the research and development efforts of the Company.

During the nine-month comparative period ended March 31, 2010, management suspended indefinitely the development of the compounds, technology and patents acquired from Forbes.  As a result, management did not expect any future cash flows arising from the intangible assets acquired from Forbes.  Accordingly, the intangible assets were written down to their estimated fair value of nil and an impairment loss of $1,053,446 was recognized.  During the same comparative period the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an additional impairment loss of $71,499. The total impairment loss recognized during the nine-month period ended March 31, 2010 was $1,124,945.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

7.	SHARE CAPITAL

[a]	Authorized

At March 31, 2011, the authorized share capital of the Company consists of an unlimited number of no par value common shares.  The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b]	Common shares outstanding during the period

The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the three and nine-month periods ended March 31, 2011 is 23,137,691 [nine-month period ended March 31, 2010 – 23,136,849; three-month period ended March 31, 2010 – 23,137,691].

The outstanding options to purchase common shares of 992,692 [three and nine-month period ended March 31, 2010 – 2,030,127] are not included in the calculation of diluted earnings per share. Dilutive earnings per share reflect the dilutive effect of the exercise of all options (whether fully vested or not) where the exercise price of the stock option was below the average market price for the three and nine-month period ended March 31, 2011. As the average market price was below the exercise price in the three and nine-month period ended March 31, 2011 and losses were reported in the three and nine-month periods ended March 31, 2010, there is no dilutive effect of options.

[c]	Stock Options

			Weighted Average
			Exercise Price
	#	$	$
Stock options outstanding, June 30, 2009	2,059,036	5,325,644	10.94
Stock options issued	40,000	-	3.42
Stock options exercised	(2,439)	(11,414)	6.57
Stock options expired	(12,221)	(86,591)	10.80
Stock options forfeited or cancelled	(14,249)	(73,614)	10.28
Stock based compensation expense	-	2,183,455	-
Stock options outstanding, June 30, 2010	2,070,127	7,337,480	10.80
Stock options issued [i]	210,000	-	3.50
Stock options exercised [ii]	-	-	-
Stock options expired [iii]	(220,176)	(1,121,374)	7.65
Stock options forfeited or cancelled [iv]	(1,067,259)	(4,441,157)	13.59
Stock based compensation expense	-	951,104	-
Stock options outstanding, March 31, 2011	992,692	2,726,053	6.96

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

[i]	The fair value of the stock options issued during the nine-month period ended March 31, 2011 is $453,600 [nine-month period ended March 31, 2010 – nil].

[ii]
During the nine-month period ended March 31, 2011, no stock options were exercised.  In the nine-month period ended March 31, 2010, 2,439 stock options were exercised with a recorded value of $11,414 and resulted in cash proceeds to the Company of $16,025.

[iii]
During the nine-month period ended March 31, 2011, 220,176 stock options expired unexercised [nine-month period ended March 31, 2010 – 12,221].  These expired stock options had a fair value of $1,121,374 which has been reclassified to contributed surplus [nine-month period ended March 31, 2010 –$86,591].

[iv]
During the nine-month period ended March 31, 2011, the Company’s management team voluntarily forfeited 1,060,555 options; 799,453 of these options were vested and the remaining 261,102 were unvested.  These forfeited options had a fair value of $5,831,674, of which $4,441,157 has previously been expensed and $1,390,517 has been included in stock option expense during the nine-month period ended March 31, 2011.  During the three-month period ended March 31, 2011, an additional 6,704 options were forfeited.  These options had a fair value of $37,726 and were unvested at the date of forfeit.

In the nine-month period ended March 31, 2010, 14,249 stock options were forfeited.  These forfeited stock options had a fair value of $73,614 and all of these stock options were vested at the time of forfeiture.

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at March 31, 2011 are $6,909,660 [June 30, 2010 - $22,353,269].

8. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	Nine-month period ended March 31,	Nine-month period ended March 31,	Three-month period ended March 31,	Three-month period ended March 31,
	2011 $	2010 $	2011 $	2010 $

Due from Lilly	52,815	513,385	1,286	34,203
GST and other receivables	(77,441)	269,366	(34,096)	449,116
Investment tax credits receivable	(185,318)	180,632	(136,769)	(9,916)
Prepaid expenses and deposits	139,400	82,861	(175,398)	192,889
Accounts payable and accrued
liabilities	174,982	(532,597)	(411,271)	(145,414)
Due to/from Elan	(853,933)	(639,394)	8,679,257	(215,035)
	(749,495)	(125,747)	7,923,009	305,843

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

Supplemental cash flow information

Interest paid	-	-	-	-
Income tax paid	-	-	-	-

9.	COMMITMENTS

As at March 31, 2011, the Company is committed to aggregate expenditures of $9,000 under its collaboration agreements [June 30, 2010 -$6,000]. In addition, at March 31, 2011, the Company is committed to aggregate expenditures of approximately $1,527,000 [June 30, 2010 - $555,000] for clinical and toxicity studies to be completed during fiscal 2011and fiscal 2012 and approximately $384,000 [June 30, 2010 - $561,000] for manufacturing agreements.

10.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the nine-month period ended March 31, 2011 are from one partner, Elan Pharma International Limited, a company based in Ireland.  All revenues recognized during the nine-month comparative period ended March 31, 2010 are from one partner,  Lilly, a company based in the United States of America.

11.	CAPITAL MANAGEMENT AND LIQUIDITY RISK

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies.  The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital.  The Company has financed its capital requirements since inception primarily through share issuances and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets.  The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates.  The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three-month period ended March 31, 2011 from the previous fiscal year.

The Company has filed a short form base shelf prospectus which may be utilized to raise up to US$75 million, the proceeds from which would be used to fund current and future clinical development programs.  The shelf prospectus is effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011.  Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.  The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.  However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company.  When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

12.	FOREIGN EXCHANGE RISK

The Company operates in Canada and has relationships with entities in other countries.  Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies.   The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk.

Balances in foreign currencies at March 31, 2011 and June 30, 2010 are approximately:
	March 31,	June 30,
	2011	2010
	US$	US$
Cash and cash equivalents	5,859,092	2,790,726
Short term investments	2,999,010	-
Due from Lilly	-	49,610
GST and other receivables	3,163	-
Accounts payable and accrued liabilities	(445,239)	(347,552)
Due to Elan, net	-	(802,116)
	8,416,026	1,690,668

Fluctuations in the US dollar exchange rate may potentially have a significant impact on the Company’s results of operations.  At March 31, 2011, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, net income and comprehensive income for the nine-month period ended March 31, 2011 would have increased by approximately $114,000.  Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, net income and comprehensive income for the period would have decreased by approximately $114,000.

13.	CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) RECONCILIATION

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada.  In the following respects, GAAP as applied in the United States ("U.S."), differs from that applied in Canada:

(a)	Consolidated statements of income (loss) and comprehensive income (loss):

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

The following table reconciles net income (loss) as reported in the accompanying consolidated statements of income (loss) and comprehensive income (loss) for the three and nine-month periods ended March 31, 2011 and 2010 that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Nine-month	Nine-month	Three-month	Three-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2011 $	2010 $	2011 $	2010 $

Net income (loss) in accordance with Canadian GAAP	16,922,407	(14,732,358)	(3,032,230)	(3,063,270)
Reversal of amortization of acquired technologies (d)	1,356,475	1,401,292	444,824	452,958
Expense intangibles acquired with respect to Lilly (d)	-	(1,055,900)	-	(1,055,900)
Reversal of impairment of intangible assets (d)	-	1,124,945	-
Adjustment to stock-based compensation expense for
estimated forfeitures and application of the fair value
method to prior years' stock options (e)	142,665	176,348	17,735	79,676

Net income (loss) and comprehensive income
(loss) for the period in accordance with U.S.
GAAP	18,421,547	(13,085,673)	(2,569,671)	(3,586,536)
The following table details the computation of U.S. GAAP basic and diluted income (loss) per share:
	Nine-month	Nine-month	Three-month	Three-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2011 $	2010 $	2011 $	2010 $

Net income (loss) and comprehensive income
(loss) attributable to common shareholders:
Basic and diluted	18,421,547	(13,085,673)	(2,569,671)	(3,586,536)
Weighted average shares:
Basic and diluted	23,137,691	23,136,849	23,137,691	23,137,691
Net income (loss) and comprehensive income (loss) per share: Basic and diluted	0.80	(0.57)	(0.11)	(0.16)

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

(b)	Consolidated statements of changes in shareholders' equity:

Shareholders' equity under U.S. GAAP is as follows:
			Additional		Total
	Common shares		paid-in		shareholders'
	Number	Amount	capital	Deficit	equity
		$	$	$	$
Balance June 30, 2009	23,215,160	161,142,177	8,759,153	(148,775,720)	21,125,610
Exercise of stock options	2,439	27,439	(11,414)	-	16,025
Stock-based compensation	-	-	1,929,551	-	1,929,551
Net loss and comprehensive
loss for the year	-	-	-	(17,123,358)	(17,123,358)
Balance June 30, 2010	23,217,599	161,169,616	10,677,290	(165,899,078)	5,947,828
Stock-based compensation	-	-	2,198,956	-	2,198,956
Net income and comprehensive income for the
nine-month period ended March 31, 2011	-	-	-	18,421,547	18,421,547
Balance March 31, 2011	23,217,599	161,169,616	12,876,246	(147,477,531)	26,568,331

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

(c)	Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at March 31, 2011 and June 30, 2010:

	March 31, 2011		June 30, 2010
	Canadian	U.S.	Canadian	U.S.
	GAAP $	GAAP $	GAAP $	GAAP $

Assets:
Current:
Cash and cash equivalents	18,711,565	18,711,565	16,570,033	16,570,033
Short term investments	7,931,099	7,931,099	10,507,822	10,507,822
Due from Lilly	-	-	52,815	52,815
GST and other receivables	150,127	150,127	72,686	72,686
Investment tax credits receivable	391,631	391,631	206,313	206,313
Prepaid expenses and deposits	409,818	409,818	549,218	549,218
	27,594,240	27,594,240	27,958,887	27,958,887
Property and equipment, net	429,129	429,129	605,637	605,637
Intangible assets (d)	19,492,910	5,000	21,095,002	250,617
	47,516,279	28,028,369	49,659,526	28,815,141

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

	March 31, 2011		June 30, 2010
	Canadian	U.S.	Canadian	U.S.
	GAAP $	GAAP $	GAAP $	GAAP $

Liabilities and shareholders' equity:
Current liabilities:
Accounts payable (g)	-	-	-	-
Accrued liabilities (g):
Research contracts	783,891	783,891	437,116	437,116
Professional services	171,083	171,083	230,655	230,655
Payroll and vacation	381,934	381,934	281,165	281,165
Facility closure	10,793	10,793	65,778	65,778
Capital tax and other	63,751	63,751	221,756	221,756
	1,411,452	1,411,452	1,236,470	1,236,470
Due to Elan	-	-	853,933	853,933

	1,411,452	1,411,452	2,090,403	2,090,403
Deferred revenue	-	-	20,719,750	20,719,750
Leasehold inducement	48,586	48,586	57,160	57,160
	1,460,038	1,460,038	22,867,313	22,867,313
Shareholders' equity:
Common shares	160,498,537	161,169,616	160,498,537	161,169,616
Contributed surplus	11,753,416	11,193,941	4,800,368	4,240,893
Stock options	2,726,053	1,682,305	7,337,480	6,436,397
Deficit	(128,921,765)	(147,477,531)	(145,844,172)	(165,899,078)
	46,056,241	26,568,331	26,792,213	5,947,828
	47,516,279	28,028,369	49,659,526	28,815,141

(d)           Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company's acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Accounting Standards Codification “ASC” Topic 730, Accounting for Research and Development Costs.  Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

During the three-month comparative period ended March 31, 2010, the Company acquired the exclusive worldwide rights to a series of preclinical compounds in the area of diabetes.  The Company paid $1,055,900 on account of these preclinical compounds which are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

During the nine-month comparative period ended March 31, 2010, under Canadian GAAP the Company recorded an impairment of intangible assets of $1,124,945 comprised of $1,053,446 relating to the technology acquired from Forbes and $71,499 relating to the London Health Sciences patent portfolio.  These assets were not capitalized under US GAAP and accordingly the impairment loss would not have been recognized under US GAAP.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

During the nine and three-month periods ended March 31, 2011, the Company recorded $245,617 and $5,000 in amortization expense relating to intangible assets capitalized under U.S. GAAP [nine and three-month periods ended March 31, 2010 - $533,936 and $177,972, respectively].  The weighted average amortization period for the intangible assets recorded under U.S. GAAP is three months.  The Company expects to recognize amortization expense relating to intangible assets recorded under U.S. GAAP in the amount of $5,000 during the three-month period ended June 30, 2011.

(e)	Stock-based compensation:

Under Canadian GAAP, the Company has adopted a policy of recognizing forfeitures as they occur.  Under U.S. GAAP forfeitures must be estimated in advance.  The impact of estimating forfeitures in advance resulted in a $142,665 and $17,735 net reduction in compensation expense compared to Canadian GAAP for the nine and three-month periods ended March 31, 2011, respectively [nine and three-month periods ended March 31, 2010 - $176,348 and $79,676, respectively].

(f)	Income taxes:

ASC Topic 740, Accounting for Uncertainty in Income Taxes, creates a single model to address accounting for uncertainty in tax positions. ASC Topic 740 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. ASC Topic 740 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted ASC Topic 740 during fiscal 2008 and the adoption had no material impact on the Company’s financial position, results of operations and cash flows.

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates.  U.S. GAAP does not permit the use of substantively enacted rates.  For the three and nine-month periods ended March 31, 2011 and 2010, no differences were identified between substantively enacted rates and enacted rates.  Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP.  On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP.  This difference results in an additional future tax asset under U.S. GAAP.  Due to uncertainties as to the realization of the Company's net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to nil.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery under US GAAP for the nine month period is as follows:

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

	March 2011	March 31, 2010
	$	$

Taxes payable (recovery) at combined federal and
provincial rates of 32.50% (2010 – 32.50%)	5,987,003	(4,252,844)
Non-deductible permanent differences:
Stock-based compensation	714,661	479,025
Other permanent and non-deductible items	2,653	3,153
Future tax assets (recognized) not recognized for accounting	(6,704,317)	3,770,666
	-	-

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011
(in Canadian dollars)

(g)	Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP.  Accounts payable and accrued liabilities include accruals of $1,411,452 and $1,236,470 respectively as at March 31, 2011 and June 30, 2010. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

(h)	Cost of revenue:

U.S. GAAP requires that costs of nil and $853,933 for the three and nine-month periods ending March 31, 2011 respectively, relating to the Elan collaboration agreement be separately disclosed as costs of services in the consolidated statement of income (loss) and comprehensive income (loss).

For the three and nine-month comparative periods ending March 31, 2010, the Company incurred costs of $562,238 and $1,177,086 relating to the Lilly collaboration agreement. These costs are required to be separately disclosed as costs of services in the consolidated statement of income (loss) and comprehensive income (loss).

(i)	Recent U.S. accounting pronouncements:

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and was effective for the Company on July 1, 2010.   The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 was effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.